

OFFERING MEMORANDUM DATED JANUARY 11, 2022

BisonEV Retrofits Inc
1 Water Street
Old Fort, NC 28762

www.BisonEV.com

Up to $5,000,000 of shares of Common Stock

Minimum Investment Amount: $250

BisonEv Retrofits Inc. ("BisonEv Retrofits," "BisonEV," "the company," "we," or "us"), is offering up to $5,000,000 worth of shares of Common Stock. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The company must reach its Target Amount of $25,000 by April 29, 2021.Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering by April 29, 2021. no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those

contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

BisonEV Retrofits Inc. is a C Corporation incorporated on July 14, 2021, under the laws of North Carolina.

BisonEV Retrofits aims to be a supplier of retrofitting existing internal combustion engines with batteries and hydrogen powertrains.

Our mission is to provide electric/hydrogen vehicles to customers at an affordable price:
- We are targeting three markets: Private Transportation/Ride-share Industry, Company Transportation and Public Transportation.
- Our initial strategy is to use commonly used lithium-ion batteries from a reputable supplier.
- Over time, our battery focus will move to vanadium ("graphene") technology, currently under development by Bison, which we will use in our retrofitted vehicles and sell to other vehicle manufacturers.
- Concurrently we will also perform hydrogen retrofits for larger commercial vehicles and buses, where infrastructure allows.
- Bison has both technologies available through top designers/technical people and strategic alliances.

As of the date of this Offering Memorandum, the company is still pre-revenue but has a leases as small garage space, where it has retrofit one vehicle and is the process of retrofitting two additional vehicles – as our prototypes/proof of concept.

The Market

Transportation is the largest contributor of greenhouse gases. In the U.S., for example, greenhouse gas emissions from transportation represent approximately 30% of total greenhouse emissions.

In response to increasingly stringent regulations on greenhouse gas emissions, automakers are accelerating their electric vehicle ("EV") launch plans. The following data is provided by the Electric Vehicle Outlook Report 2021 published by BloombergNEF:

- The electric share of total vehicle sales is still small, but it is rising fast.
- By 2040, over half of all passenger vehicles sold will be electric.
- Developed markets achieve much higher penetrations, but lower adoption in emerging markets reduces the global average.
- Passenger EV sales jumped from 450,000 in 2015 to 2.1 million in 2019.
- They dropped in 2020 due to COVID-19 but will continuing to rise as battery prices fall, energy density improves, more charging infrastructure is built, and sales spread to new markets
- By 2022, it is expected that there will be over 500 different EV models, with consumer choice and competitive pricing key to attracting new buyers to the market.
- The U.S. is expected to be a leading adopter of EVs as nearly 60% of U.S. households have two or more cars, with the ability to install home chargers.

We believe that various factors will drive electric vehicle growth:

- Technology: Average battery energy density is rising at 4-5% per year; charging speeds are rising; new technologies are hitting the market; battery prices have fallen ~90% over the last decade from U.S.$1,100/kWh to ~U.S.$135/kWh today.

- Policy: Policymakers are pushing the auto market towards lower emissions/phasing out of internal combustion engines; fuel economy regulations, quota systems and city policies are also playing a growing role.
- Economics: By the mid-2020s EVs reached up-front price parity with internal combustion vehicles in most segments.
- Companies: Automakers and large fleet operators are accelerating their investments in electrification as part of their long-term climate commitments, and to meet near- term policy requirements.

Bison EV's Advantages:

- Install a cradle, electric motor, drive train, control box and batteries on a cost-efficient basis that gets enhanced mileage and short recharging times.
- The internal combustion engine, exhaust system and fuel tanks are removed and either recycled or sold for replacement of older engines in developing countries.
- Our retrofitting technology delivers an executive electric vehicle to clients significantly below the cost of new X-class EVs and operate at a lower cost than internal combustion engines.
- Bison can save anything from U.S.$750 – U.S.$3,500 per month to drive share driver's bottom line (e.g., drivers for UBER and Lyft) depending how much they drive, and additional to their current income.

We believe that our technology can be used as follows:

- Private Transportation: Converting privately-owned vehicles, for personal use and ride-sharing/delivery. Low conversion and operating costs make electric vehicle ownership affordable. Further, UBER has launched a Green Energy program to provide U.S.$800 million of resources to help thousands of drivers transition to EVs by 2025, and have indicated that they see Bison's solution as a critical component in this initiative. Similarly, Lyft is seeking to have 100% of its drivers using EVs by 2030.
- Company Transportation: Converting industrial vehicles that transport goods or people, courier vehicles, security patrol/response vehicles and farm vehicles.
- Public Transportation: Converting buses, and lighter commercial vehicles to run at an operating cost of up to 75% less than gasoline, deferring expensive fleet replacements.

Our target markets include taxi owners, governments and private companies providing mass transportation, rideshare companies (e.g., UBER, LYFT) online food ordering and delivery, and the general public.

Suppliers:

We have built partnerships and strategic relationships with several global companies, including:

- Lion E-Mobility AG – Supplier of batteries
- SELOC LLC- Supplier of components, resources and training
- NetGain Motors, Inc. - Supplier of motors and inverters
- EV Breakers – Supplier of new and used parts from salvage electric vehicles
- Geotab – Supplier of Telematics platform
- H2X Australia – Supplier of hydrogen fuel cells
- DriveItAway – Car financing company for car share drivers (including for divers of Uber and Lyft)

We are in the process of formalizing the relationship with these company as well as other potential partners, see "Risk Factors -- We do not have definitive agreements in place with any of our partners, including our battery supplier."

Employees

The company currently has 11 full-time employees and 10 part-time employees.

Regulation

As the safety features of the automobiles and titling are not changed, the company believes that the retrofitting they are performing fall under any current regulations in the United States.

However, there may be regulatory obligations once BisonEV starts producing over 3000 vehicles/year, The requirement may be automobile homologation, which is the process of certifying that a particular car is roadworthy and matches certain specified criteria laid out by the government for all vehicles made or imported into that country.

Intellectual Property

None.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company leases a temporary workshop and office space at 1850 North Main Street, Marion North Carolina. The company is currently without a headquarters while management works remotely.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Our company is brand new and has no operating history.
The company was formed in North Carolina in 2021. We have limited established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which

ones will be a success. To date, our business operations consist of working on a handful of retrofits at our workshop for prototype/proof of concept purposes. The company has incurred a net loss and has not generated any revenue since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The auditor has included a "going concern" note in the audited financials.
Our auditor has noted that the company has not yet commenced planned principal operations and has not generated revenues or profits as of July 14, 2021 (inception). These factors, among others, raise substantial doubt about the company's ability to continue as a going concern. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the company cannot raise sufficient funds, it will not succeed.

The company is offering up to $5,000,000 in Common Stock in this offering, with a Target Offering Amount of $25,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We do not have definitive agreements in place with any of our partners, including our battery supplier.

We have just begun operating out business, which relies on sourcing the products that will be used for the retrofitting from a variety of sources. We have yet to enter into a definitive agreement with Lion E-Moblity AG, our intended battery provider, or any of our partners. If we are we unable to reach agreements with these parties or find other partners who can offer similar terms, and in particular the costs, it could impair our ability to execute on our business plan or our ability to achieve profitability.

The company operates in a capital-intensive industry.

The retrofitting of vehicles is a capital-intensive business. Even if we successfully raise $5,000,000 from this Offering, we will need to raise an additional capital. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish garages, improve infrastructure, and make the investments in tooling and manufacturing equipment required for our services. We cannot assure you that we will be able to raise additional funds when needed.

The terms of any loan may not be favorable to the company.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the company's business, results of operations or financial condition.

Bison operates in a highly competitive market.

The company competes with many other companies offering retrofitting solutions, including large automobile manufacturers, that have substantially greater resources than the company. Such competition may result in the company being unable to compete effectively, recruit or retain qualified employees or obtain the capital necessary to fund the company's operations and develop its services. The company's inability to compete with other companies for a share of the energy efficient retrofitting market would have a material adverse effect on the company's results of operations and business. Further, much of what we do we will not be able to patent or otherwise protect, which means that we will have little protection for preventing others from replicating our process or a similar process and operating their own businesses.

We face significant technological and legal barriers to entry.

We face significant barriers as we attempt to produce our retrofit solutions. We still do not have a final design, a manufacturing facility or manufacturing processes. The automobile industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing parts, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish service locations. Though some of these are easier with retrofitting rather than producing new vehicles, we still must successfully overcome these and other manufacturing and legal barriers to be successful.

Our success is dependent upon consumers' willingness to adopt energy-efficient, retrofitted battery powered vehicles originally designed to use combustion engines.

If we cannot develop sufficient market demand for energy-efficient, retrofitted battery powered vehicles, we will not be successful. Factors that may influence the acceptance of retrofitted battery powered vehicles include:

- perceptions about an electric vehicle not originally designed to be powered by battery;
- perceptions about battery life, range and other performance factors;
- the availability of alternative fuel vehicles, including plug-in hybrid electric and all-electric vehicles;
- the availability of infrastructure to support the use of battery powered vehicles that can deliver high voltage charging points into homes and public spaces;
- improvements in the fuel economy of the internal combustion engine;
- the environmental consciousness of consumers;
- volatility in the cost of oil and gasoline; and
- government regulations and economic incentives promoting fuel efficiency and alternate forms of transportation.

We will depend on the perception of electric vehicles.

Despite their outward green credentials, there are a number of environmental issues for EVs that represent a potential liability and reputational risk for vehicle manufacturers and suppliers. There is currently no standardized process to recycle lithium-based batteries and the long term environmental and health impacts of battery disposal are unknown at present. Battery production is energy intensive and requires certain raw materials — such as lithium and cobalt — that require a rigorous extraction process. High voltage batteries could also pose a pollution risk if not properly disposed of, or where vehicles are exposed to flood waters.

Developments and improvements in alternative technologies such as hybrid engine or full electric vehicles, or in the internal combustion engine, or continued low retail gasoline prices may materially and adversely affect the demand for our energy-efficient, retrofitted battery powered vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alternative energy engines or low gasoline prices make existing motors less expensive to operate, our retrofits solutions may not be as appealing.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face an inherent risk of exposure to claims in the event our retrofit solutions do not perform as expected or malfunction resulting in personal injury or death. For instance, we may be liable for issues related to the batteries, even if we do not manufacture the batteries internally. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other future solutions and products, which could have material adverse effect on our brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages either in excess of our liability coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Our failure to obtain and then maintain the right to use certain intellectual property may negatively affect our business.

Our future success and competitive position may depend in part upon our ability to obtain and then maintain certain proprietary intellectual property used in our principal products. This may be achieved, in part, by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement brought by others. While we are not currently engaged in any material intellectual property litigation, in the future we may commence lawsuits against others if we believe they have infringed our rights, or we may become subject to lawsuits alleging that we have infringed the intellectual property rights of others. For example, to the extent that we have previously incorporated third-party technology and/or know-how into certain products for which we do not have sufficient license rights, we could incur substantial litigation costs, be forced to pay substantial damages or royalties, or even be forced to cease sales in the event any owner of such technology or know-how were to challenge our subsequent sale of such products (and any progeny thereof). In addition, to the extent that we discover or have discovered third-party patents that may be applicable to products or processes in development, we may need to take steps to avoid claims of possible infringement, including obtaining non-infringement or invalidity opinions and, when necessary, re-designing or re-engineering products. However, we cannot assure you that these precautions will allow us to successfully avoid infringement claims. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may, among other things, be required to:

- pay substantial damages;
- cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;
- expend significant resources to develop or acquire non-infringing intellectual property;
- discontinue processes incorporating infringing technology; or
- obtain licenses to the infringing intellectual property.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business, results of operations and financial condition.

The company's insurance may not be sufficient.

There can be no assurance that its insurance is sufficient to cover the full extent of all of its losses or liabilities for which it is insured. Further, insurance policies expire annually, and the company cannot guarantee that it will be able to renew insurance policies on favorable terms, or at all. In addition, if it, or other leisure facilities, sustain significant losses or make significant insurance claims, then its ability to obtain future insurance coverage at commercially reasonable rates could be materially adversely affected. If the company's insurance coverage is not adequate, or it becomes subject to damages that cannot by law be insured against, such as punitive damages or certain intentional misconduct by their employees, this could adversely affect the company's financial condition or results of operations.

The company relies on outside parties to provide technological and manufacturing expertise.

The company has relied upon consultants, engineers and others and intends to rely on these parties for technological and manufacturing expertise. Substantial expenditures are required to develop and produce our retrofitting solutions. If such parties' work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the company.

The company depends on key personnel and faces challenges recruiting needed personnel.

The company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

The company will depend upon the battery costs, a significant portion of overall costs, to continue to be driven lower.

While the cost of batteries has been coming down, there is no guarantee that this will continue, as battery costs are driven by commodity prices, shipping prices, and political risk, all of which could work in the opposite direction.

We are relying on a steady supply of skilled workers.

The company is located in a rural county with a limited labor supply. There is no assurance that it can attract the skilled workers that it requires in sufficient quantity to scale operations according to its plans.

Part of the company's business model relies on its ability to buy used passenger cars in the window of one to three years after they were first sold as new at a reasonable market price.

The current market for used cars has seen a 25% price increase over the last year. There is no assurance that the company will be able to secure a steady supply of used cars in the condition it requires at a price that will enable it to remain competitive.

The company's business model relies on its ability to convince bus and van fleet owners to retrofit their vehicles rather than scrap them and purchases new electric vehicles.

There is no assurance that bus and van fleet owners will view this as an attractive value proposition.

The company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the company may not be able to capitalize on the market potential of these products.

The near and long-term viability of the company's products will depend, in part, on its ability to successfully establish new strategic collaborations with manufacturers, fleet owners, school boards, and government agencies. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the company's financial, regulatory, or intellectual property position. If the company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

Our failure to implement and maintain effective internal control over our corporate governance may result in material misstatements with respect to our capital structure.

To date, our corporate records have been limited and we have not retained local counsel to assist with corporate governance, including documenting all of our stock issuances. Any failures could potentially subject us to liability and/or fines. Further, to the extent the amount of our outstanding number of stock is incorrect, you may suffer immediate dilution, see "Dilution" below.

Risk Related to Regulation

We operate in a regulatory environment that is evolving and uncertain.

To date there is limited in regulation on mass retrofitting of vehicles. As such, new laws and regulations could be adopted in the United States and abroad. Further, existing laws and regulations may be interpreted in ways that would impact our operations. Changes could include requiring our retrofitting processes to meet certain standards. The addition cost and time needed to provide information to authorities could negatively impact our business.

The company requires that homologation does not increase production times nor costs.
The company believes that it can secure the regulatory approvals that it needs to retrofit passenger vehicles at scale. However, there is no guarantee that regulatory authorities, such as the National Highway Traffic Safety Administration, will permit the company to produce its vehicles without extensive safety testing, which will materially delay its ability to get to market.

We may be affected by uncertainty over government incentives and state registration requirements for vehicles.

The company's cost thesis strongly benefits from purchase incentives at the state and national government levels. The existence or lack of tax incentives will affect the adoption velocity of our products in the marketplace. An inability to take advantage of tax incentives may negatively affect our revenues.

Risks Related to the Securities

Our founder has control over all stockholder decisions because he controls a substantial majority of our voting stock.

As a result of the Common Stock that he holds, Hank Venter, our founder and Chief Executive Officer will be able to exercise voting rights with respect to an aggregate 163,220,000 shares of Common Stock, which will represent approximately 79% of the voting power of our outstanding capital stock immediately following this offering. As a result, Mr. Venter has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Our valuation and our offering price have been established internally and are difficult to assess.

BisonEV Retrofits Inc. has set the price of its Common Shares at $1 per share. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

No guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 6% of transaction value) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of North Carolina, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of North Carolina, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of North Carolina law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

You can't easily resell the securities.

There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The company's management has discretion as to use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class B Non-Voting Common Stock hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Having a number of non-accredited investors may make us a less attractive acquisition target.

If another company wanted to acquire us, it would have to comply with securities laws regarding that acquisition. Investors have voting rights, and a vote in such an event would be viewed by the securities laws as an investment decision. Thus, the acquisition transaction needs to be registered under the Securities Act, or made in compliance with an exemption from such registration (such as Regulation CF or Regulation A). Acquiring companies, especially those that are not SEC-reporting public companies themselves, may find such compliance burdensome, and any such acquisition may thus be less attractive to them.

Future fundraising may affect the rights of investors.

In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Risks Related to COVID-19

COVID-19 can materially impact our business.

As the novel coronavirus (or "COVID-19") continues to spread worldwide, its impact on international business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts is becoming increasingly acute. For example, it could complicate our ability to procure materials and partnerships. There may be other effects stemming from this pandemic that are deleterious to our company which we have not yet considered. The pandemic has created issues with shipping that have slowed down our supply chain. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.
The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could

adversely affect the value of the Common Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Erasmus Johannes (Hank) Venter	CEO	Since July 16, 2021	Full Time
Ian Thomson	Co-CTO	Since August 3, 2021	15
Dr. Gerhard Human	Co-CTO	Since August 3, 2021	15
Mike Andrews	CAO	Since August 3, 2021	10
Fernando Mera	COO	Since August 3, 2021	Full Time
Director:			
Erasmus Johannes		Since July 16, 2021	
Significant Employee:			
Steven Petusky		Since August, 9 2021	

Hank (E.J) Venter (Chairman & CEO)

Erasmus Johannes (Hank) Venter has over 50 years experience in Agri-business, mining minerals & metals (Iron Ore, Manganese Ore, and Coal) and International mineral trading Industry. Most recently, Hank is CEO and founder of Bison EV which specializes in combustion engines to Electric Vehicle conversions. His experience spans across a number of continents and countries, ranging from South Africa, United States, Mexico, Brazil, Singapore, Hong Kong, Indonesia, India, Kenia, Tanzania and Zambia. His trading businesses created several companies, mineral rights and offices on 4 continents between 1999 and 2015.

Currently, Hank is CEO at MIAS Group, Bison Minerals and EV Group from September 2018 to present and owner/CEO of MIAS USA Inc. from January 1986 to present as well as our CEO since July 16, 2021.

Ian G. Thompson (Co-CTO)

Highly accomplished design and engineering management professional with 35 years of hands-on experience in design engineering, team management, manufacturing and project leadership in the International automotive industry. Highly skilled in taking products from concept to production. Proven ability to build and lead top-performing teams. Expert communicator capable of translating complex data and concepts into simplified terms. Extensive international experience working with different cultures. Expert knowledge in Asian pacific marketplace.

In addition to serving as our Co -CTO since July of 2021, Ian also currently serves as Chief Technology Officer (CTO) at H2X a Hydrogen Fuel Cell Vehicle Company (Asia) a position he has held since 2018. His recent experience includes being CTO of Hyzon Motors from February 2020 – June 2020, Chief Engineer and Head of Innovation and New Technology at Grove Hydrogen Automotive Co., LTD from February 2019 – February 2020, and Director of Vehicle Interiors at Karma Automotive LLC from April 2017 – December 2018.

Dr. Gerhard Human (Co-CTO)

Gerhard is an industry expert in hydrogen production, storage and dispensing, with comprehensive knowledge of hydrogen trends, technologies and key industry players. He has extensive experience in: PEM electrolyser cell development; PEM electrolyser testing; application of renewable energy technologies and integration with electrolysis; storage and system design for explosive gasses environments; fuel cell stack and system testing; and green hydrogen supply chains.

Dr. Human was the Program Manager at North West University from September 2013 – December 2020 with the focus on implementing renewable and green hydrogen energy infrastructure. He is an executive member of HySA Infrastructure. Dr. Human has been serving as our Co-CTO since July of 2021.

Mike Andrews (CAO)

Mr. Andrews has been serving as our CAO since July of 2021. Mike Andrews is a business executive with 47 years of experience in business and strategic planning for high growth start-ups as well as Fortune 500 companies. Working with hundreds of clients in many industries, he has first-hand knowledge of what works and what doesn't. Expert in PERT/critical path planning, he developed strategic step-by-step plans for Keller Williams Realty which helped them grow from 20 agents in one location to over 78,000 agents operating in 500+ locations across the United States and Canada.

For the last three years, Mr. Andrews has been working for Bison Minerals while also providing independent consulting. Currently, he is working with BisonEV Retrofits Inc and continuing with consulting.

Fernando Mera (COO)

Fernando is a global business development senior executive with a unique blend of managerial, technical, commercial and cultural expertise. He has over twenty-five years of established business relationships with international industry leaders. Fernando has proven performance in developing, promoting, selling, financing, implementing and operating multi-million-dollar international Projects. He is experienced in launching and operating international business units, strategic planning, multicultural negotiations, marketing & sales, risk assessment of business opportunities, launching e-Commerce initiatives, and establishing strategic alliances.

Fernando is a Partner of MIAS Minerals Holding and Chief Operating Officer of 8 Point Exports de Mexico S.A. de C.V. and BisonEV Inc. He is the President of Trade Latin LLC, which provides valued products and consulting services in Latin America. He teaches International Business at the Institute of International Business - J. Mack Robinson College of Business at Georgia State University. Over the last 3 years, Mr. Mera has continued as President of Trade Latin LLC as well as founding and running Trade Latin de la Amazonia SAC, a company that provides cost effective solutions and services to mining, ecotourism, biomass green energy and power plants. Mr. Mera has been serving as our COO since July of 2021.

Steven Petusky (Internet Marketing PRO)

Steven is a serial entrepreneur, using his skills in internet marketing to found, develop, run and ultimately sell several companies over the last 25 years. From February 2016 through August 2021, he founded a successful Fulfilled By Amazon (FBA) business, BR Pro Enterprises. Using his expertise in inventory sourcing and management, internet marketing, and strategic software, he was able about to increase revenue and profits by over 100% year over year. Mr. Petusky formed a relationship with Mr. Venter in May 2021, with heavy interest in the EV industry. He officially joined BisonEV Retrofits Inc. soon after it formed.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of company's voting securities as of December 31, 2021:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Hank [EJ] Venter	163,220,00	79.45%

The following table describes our capital structure as of December 31, 2021:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued**	Available*
Common Stock	500,000,000	205,425,000	8,025,000	286,550,000

* The company is the process of documenting some of the issuances, see "Risk Factors - Our failure to implement and maintain effective internal control over our corporate governance may result in material misstatements with respect to our capital structure."

**The company has not adopted an employee incentive plan but anticipates setting aside shares for employees.

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering for a $5,000,000 Raise
Offering Costs	$25,000	$1,300,000
General and Administrative	$0	$100,000
Capital	$0	$700,000
Equipment	$0	$2,300,000
Inventory	$0	$600,000

See "Financial Discussion – Plan of Operations and Milestones" below for more details.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Artesian CPA, LLC. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement. The following discussion also includes information based on our unaudited operating data for 2021 and is subject to change once we complete our fiscal year, prepare our financial statements and our accountant completes a financial audit of those statements.

The company was organized on July 14, 2021 under the laws of North Carolina. The financial statements were prepared as of July 14, 2021 (inception), at that point the company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital.

Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

Since inception until December 31, 2021, the company has not yet received any revenues and has accrued approximately $200,000 in expenses related to building lease, inventory, subcontract fees, crowdfunding costs, marketing and various due diligences.

Plan of Operations and Milestones
To date, we have limited operations which include renting a workspace to work, where we work on retrofitting vehicles for prototype/proof of concept purposes. We have established the following milestones in our plan of operations:
- If we raise the minimum amount set out in "Use of Proceeds," we will finalize a rental agreement for a manufacturing facility and hire key personnel to finalize contracts under negotiation.
- Assuming we raise $5 million in this offering, we anticipate signing a lease for a 400,000 square foot facility to operate in that is currently under negotiation. Inventory consisting of two months of parts and supplies would be accumulated using larger purchases to drive down our costs. Having these materials on hand would allow us to take larger contracts that need to have a fast turnaround. Mechanics and other key retrofitting personnel would be hired, as well as admin, purchasing and sales staff.

Liquidity and Capital Resources

To date, the company has not made any profits and is still a "development stage company."

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned. Since the company orders hardware as the need for it is incurred on a particular project, it does not need or keep any significant inventory.

The company had approximately $230,000 cash on hand as of December 15, 2021. Currently, we estimate our burn rate (net cash out) to be on average $15,000 per month. Currently, pay is at a minimum as everyone involved is passionate about the company and is willing to temporarily not have substantial pay. The company intends to increase the pay to market rates when funds are available.

Indebtedness

None.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

None.

RECENT OFFERINGS OF SECURITIES

Since we have made the following issuances of securities:
- From inception until December 15, 2021, we issued 213,450,000 shares of Common Stock to the founders (including our CEO) and other individuals in reliance on Section 4(a)(2) of the Securities Act, for nominal consideration. The proceeds of this offering were used for general business purposes.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Bison Ev 's Articles of Incorporation and does not purport to be complete and is qualified in its entirety by the Articles of Incorporation and its Bylaws. For a complete description the company's capital stock, you should refer to our Articles of Incorporation and our Bylaws and applicable provisions of North Carolina Business Corporation Act.

General

The Company's authorized securities consist of 500,000,000 shares of common stock with no par value. As of December 14, 2021, there were 213,450,000 shares of Common Stock outstanding. For this offering, the company is issuing Common Stock at $1 per share.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

What it Means to be a Minority Holder

As an investor in Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected KoreTransfer USA LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

Using three different valuations from different comparable analyses, the valuation of the Company was determined using the mean of these three valuations, then discounting 40%.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. Any annual reports will be posted on the company's investor page at https://bisonev.com/annualreports/.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://castleplacement.com/portfolio/bisonev-reg-cf-landing-page/.

BisonEV Retrofits, Inc.
A North Carolina Corporation

Financial Statement and Independent Auditor's Report
July 14, 2021 (inception)

BISONEV RETROFITS, INC.

TABLE OF CONTENTS



To the Board of Directors of
BisonEV Retrofits, Inc.
Old Fort, North Carolina

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying balance sheet of BisonEV Retrofits, Inc. (the "Company") as of July 14, 2021 (inception) and the related notes to the financial statement.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of July 14, 2021 (inception), in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statement, the Company has not yet commenced planned principal operations and has not generated revenues or profits as of July 14, 2021 (inception). These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statement is available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
September 13, 2021

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

BISONEV RETROFITS, INC.
BALANCE SHEET
As of July 14, 2021 (inception)

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$	-
Stockholder's Equity:		
Common Stock, no par, 500,000,000 shares authorized, 0 shares issued and outstanding as of July 14, 2021 (inception)		-
Additional paid-in capital		-
Total Stockholder's Equity		-
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	-

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of this financial statement.

NOTE 1: NATURE OF OPERATIONS

BisonEV Retrofits, Inc. (the "Company") is a corporation organized on July 14, 2021 under the laws of North Carolina. The Company was formed to retrofit vehicles, transforming existing internal combustion engine vehicles to electric operated vehicles.

As of July 14, 2021 (inception), the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of July 14, 2021 (inception), the Company has no cash and cash equivalents.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of

financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

As of July 14, 2021 (inception), the Company has not earned any revenue.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. As of July 14, 2021 (inception), the Company has not recorded any income tax benefits or liabilities as it has not yet begun operations.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. As the Company is not yet in operations, no deferred tax provisions have been made.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits as of July 14, 2021 (inception). These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDER'S EQUITY

The Company has authorized 500,000,000 shares of no par value common stock. As of July 14, 2021 (inception), no shares of common stock were issued and outstanding.

As discussed in Note 7, subsequent to July 14, 2021 (inception), the Company authorized and is in the process of formalizing the issuance of common stock.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: SUBSEQUENT EVENTS

Share Distribution

Through the issuance of this financial statement, the Company authorized and is in the process of formalizing the issuance of 218,450,000 shares of common stock.

Management's Evaluation

Management has evaluated all subsequent events through September 13, 2021, the date the financial statement was available to be issued and determined there are no additional material events requiring disclosure or adjustment to the financial statement.